[LOGO]Celanese


                                   Celanese AG
                             Frankfurter Strasse 111
                            61476 Kronberg im Taunus


                               ISIN: DE 0005753008
                      Securities Identification No. 575 300

                    Invitation to the Annual General Meeting
                                 of Celanese AG







                                Dear Shareholder,

                           We invite you to attend the

                             Annual General Meeting


                                       of

                                   Celanese AG
                      on Tuesday, June 15, 2004, 10:00 a.m.

                                       at

                               Luise-Albertz-Halle
                                Dueppelstrasse 1
                  (entrance "Hauptfoyer 1" / Danziger Strasse)
                                46045 Oberhausen




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                                     Agenda


1. Presentation of the audited annual financial statements and the management report of Celanese AG as well as the consolidated financial statements as approved by the Supervisory Board and the group management report for the fiscal year 2003, together with the report of the Supervisory Board


2.    Use of unappropriated retained earnings for the fiscal year 2003

      The Board of Management and Supervisory Board recommend that the unappropriated retained earnings in the amount of E45,942,073.72 be used as follows:

      -     distribution of a dividend of E0.44 per share entitled to a
            dividend, payable as from June 16, 2004               E21,701,445.92

      -     transfer to profit reserves                           E24,240,627.80

3. Resolution on ratification of the Board of Management actions for the fiscal year 2003

The Board of Management and the Supervisory Board recommend that the actions of the Board of Management be ratified.

4. Resolution on ratification of the Supervisory Board actions for the fiscal year 2003

The Board of Management and the Supervisory Board recommend that the actions of the Supervisory Board be ratified.

5.    Election of the Auditors for the fiscal year 2004

On the basis of a resolution of its Finance & Audit Committee, the Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, Frankfurt am Main, be appointed as the auditor for the annual financial statements and the consolidated financial statements for the fiscal year 2004.

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6.    Election of the Members of the Supervisory Board

Due to the changed shareholders' structure of Celanese AG, the members of the Supervisory Board elected by the General Meeting have resigned their office with effect as of the close of May 7, 2004. The Board of Management of Celanese AG has thereupon applied for the competent local court of Koenigstein im Taunus to appoint those shareholder representatives named below by court order pursuant to sect. 104, para. (3) no. 2 German Stock Corporation Act (Aktiengesetz) in connection with sect. 104, para. (2) and (4) German Stock Corporation Act (Aktiengesetz). At the time of publication of this invitation to the Annual General Meeting, the court is yet to decide on this application. Pursuant to sect. 104, para. (5) German Stock Corporation Act (Aktiengesetz), the office of a member of the Supervisory Board appointed by court order ends in any event as soon as the deficiency in the composition of the Supervisory Board is cured, hence in particular through the election of the members of the Supervisory Board by the General Meeting contemplated here.

In accordance with sect. 96, para. (1), 101, para. (1) German Stock Corporation Act (Aktiengesetz) and sect. 7, para. (1), sentence 1, no. 1 of the Employee Codetermination Act (Mitbestimmungsgesetz), the Supervisory Board is composed of six shareholder representatives and six employee representatives. In electing shareholder representatives, the General Meeting is not bound by any election proposals.

The Supervisory Board proposes that the following shareholder representatives are elected for the period ending at the close of the General Meeting resolving on the ratification of the actions of the Board of Management and the Supervisory Board for the fiscal year 2008:

1.  Mr. Chinh Edward Chu, New York, USA,
    Investment Banker;

2.  Mr. Cornelius Geber, Hamburg,
    Managing Director;

3.  Mr. Benjamin Johnson Jenkins, New York, USA,
    Private Equity Investor;

4.  Dr. Hanns Ostmeier, Hetlingen,
    Management Consultant;

5.  Dr. Ron Sommer, Koeln,
    Supervisory Board Member (Aufsichtsrat);

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6.  Dr. Bernd Thiemann, Kronberg im Taunus,
    Advisory Board Chairman
    (Beiratsvorsitzender);

Further mandates held by the shareholder representatives proposed for election are contained in the supplementary information listed after Agenda Item 8.

7. Resolution on the Adjustment of the Remuneration for the Members of the Supervisory Board

As of January 1, 2004, the remuneration of members of the Supervisory Board shall be changed.

Until now, stock appreciation rights, the value of which is linked to the performance of the market price of the shares of Celanese AG, have constituted approximately one third of the remuneration for the members of the Supervisory Board. Such stock appreciation rights are subject to a vesting period which begins on October 1 of the year for which the remuneration was paid in the form of stock appreciation rights and ends on September 30 in the second following year. Given the new shareholders' structure, it is possible that steps will be taken which result in a delisting of shares of Celanese AG before the vesting period of the stock appreciation rights expires. Therefore, a remuneration based on the stock-exchange price does not appear appropriate any more and shall consequently be substituted by an increase of the fixed remuneration. Stock appreciation rights which Supervisory Board members have received but which are, due to the vesting period, not yet exercisable shall be settled by a lump-sum payment reflecting the discounted value of such stock appreciation rights. Furthermore, the stipulation according to which 50% of the fixed remuneration are paid in the form of shares shall be amended.

The value which has been taken into account for the settlement of the stock appreciation rights has been determined on the basis of the arithmetic mean of the closing price for shares of the Company in Xetra trading on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days directly preceding December 16, 2003 by the following three credit institutions applying the Black-Scholes formula: Deutsche Bank, Bayerische Hypo-Vereinsbank and J.P. Morgan Chase. The average of the valuation results of these three credit institutions was determined to be the relevant value. The valuation was made as of the fixed date December 16, 2003, 0:00 a. m. The decision of BCP Crystal Acquisition GmbH & Co. KG to make a tender offer for all outstanding shares in Celanese AG published on December 16, 2003, as well as the possible implications of this decision on the performance of the market price of the shares of Celanese AG have consequently not been taken into account for the purposes of the valuation.

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                                       5


The Board of Management and the Supervisory Board propose that the following resolution be adopted:

1. As of January 1, 2004, the members of the Supervisory Board shall receive a remuneration for their services which is composed as follows:

      a) Each Supervisory Board member shall receive a fixed remuneration in the amount of EUR 60,452 per year.

      b) In addition, each Supervisory Board member shall receive an attendance fee in the amount of EUR 2,000 for each Supervisory Board meeting and, for functioning as a member of a Supervisory Board committee, an annual fixed remuneration in the amount of EUR 2,000 for ordinary committee members and of EUR 4,000 for the chairman of a committee.

      c) The remuneration pursuant to subsection a) as well as the attendance fee shall be two times this amount for the chairman and one and a half times this amount for the deputy chairman. Supervisory Board members who belong to the Supervisory Board only for a part of the year or who have not held a position granting an increased remuneration during the course of the entire year shall receive a lower amount of remuneration pro rata temporis.

      d) The remuneration pursuant to subsections a) and b) shall be payable on the fourth banking day following the Annual General Meeting for the preceding fiscal year.

      e) The Supervisory Board members shall receive reimbursement of the expenses incurred through the exercise of their office, including any VAT on their remuneration and the amount of the expenses to be reimbursed.

      f) The Company provides the Supervisory Board members with adequate insurance coverage; in particular, the Company effects in favor of the members of the Supervisory Board a liability insurance (so-called Directors & Officers Insurance) which reasonably covers the legal liabilities incurred through the exercise of the office of a member of the Supervisory Board.

2. In view of those parts of the remuneration for the years 2002 and 2003 still to be paid, such remuneration, with the approval of each Supervisory Board member, shall be adjusted as follows:

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      a)    In lieu of the remuneration for the year 2003 which is yet to be paid in the form of shares as part of the fixed remuneration, the Supervisory Board members shall receive a lump-sum payment in the amount of EUR 40,000 for the chairman, of EUR 30,000 for the deputy chairman and of EUR 20,000 for each other Supervisory Board member, each payable on the fourth banking day following the adoption of this resolution.

      b) The stock appreciation rights granted to the Supervisory Board members for the year 2002 shall be compensated by means of a lump-sum payment in the amount of EUR 15.25 for each stock appreciation right. Such compensation shall amount to EUR 65,138 for the chairman of the Supervisory Board, EUR 49,233 for the deputy chairman and EUR 32,569 for each other Supervisory Board member, each payable on the fourth banking day following the adoption of this resolution. Upon receipt of the compensation, the respective stock appreciation rights shall cease to exist.

      c) The stock appreciation rights granted to the Supervisory Board members for the year 2003 shall be compensated by means of a lump-sum payment in the amount of EUR 13.03 for each stock appreciation right. Such compensation shall amount to EUR 39,950 for the chairman of the Supervisory Board, EUR 29,804 for the deputy chairman and EUR 20,292 for each other Supervisory Board member, each payable on the fourth banking day following the adoption of this resolution. Upon receipt of the compensation, the respective stock appreciation rights shall cease to exist.


                     --------------------------------------


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Supplementary Information

1. In accordance with sect. 125, para. (1), sentence 3 of the German Stock Corporation Act (Aktiengesetz) we state the following:

      The shareholder representatives proposed for election under Agenda Item 6 are members of a Supervisory Board (Aufsichtsrat) at the companies listed under a) below or members of a comparable domestic or foreign board at the companies listed under b) below. The ages indicated below refer to the date of publication.

      1.    Mr. Chinh Edward Chu, Age 37
      a)    None;
      b)    None;

      2.    Mr. Cornelius Geber, Age 51,
      a) Chairman of the Supervisory Board of Ponaxis AG, Hamburg, Vice Chairman of the Supervisory Board of Inconso AG, Bad Nauheim, Member of the Supervisory Board of Cargofresh AG, Hamburg;
      b) Member of the Supervisory Board of Kiala S.A., Brussels, Member of the Supervisory Board of Neopost S.A., Paris, Member of the Advisory Board of Barkawi & Partner GmbH, Muenchen, Member of the Advisory Board of Ermgassen & Co. Ltd.,
            London;

      3.    Mr. Benjamin Johnson Jenkins, Age 33
      a)    None;
      b)    None;

      4.    Dr. Hanns Ostmeier, Age 43
      a)    None;
      b)    None;

      5.    Dr. Ron Sommer, Age 54
      a) Member of the Supervisory Board of Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft, Muenchen
            (Muenchener Rueck),
      b) Member of the common Advisory Board of Allianz Companies, Member of the Economic Advisory Board of RWE Aktiengesellschaft, Essen, Member of the international Advisory Board of The Blackstone Group, New York, Member of the Advisory Board of AFK Systema, Joint Stock Financial Corporation "SISTEMA", Moscow;

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      6.    Dr. Bernd Thiemann, Age 60
      a) Chairman of the Supervisory Board of EM.TV AG, Unterfoehring, Vice Chairman of the Supervisory Board of Berentzen Gruppe AG, Haseluenne, Vice
            Chairman   of  the   Supervisory   Board  of  M.M.
            Warburg & Co. KGaA Holding, Hamburg, Member of the Supervisory Board of M.M. Warburg Bank KGaA,
            Hamburg,   Member  of  the  Supervisory  Board  of
            Bankhaus Hallbaum AG & Co., Hannover, Member of the Supervisory Board of ThyssenKrupp Steel AG, Duisburg;
      b) Chairman of the Advisory Board of Rothschild GmbH, Frankfurt am Main, Member of the Advisory Board of FHH Fondshaus Hamburg, Gesellschaft fuer Unternehmensbeteiligungen mbH & Co. KG, Hamburg, Member of the Advisory Board of Fraport AG, Frankfurt am Main, Vice Chairman of the Advisory Board of Odewald & Compagnie Gesellschaft fuer Beteiligungen mbH, Berlin, Vice Chairman of the Advisory Board of Wuerth Gruppe, Adolf Wuerth GmbH & Co. KG, Kuenzelsau.


2. In accordance with sect. 128, para. (2) of the German Stock Corporation Act (Aktiengesetz) we state the following:

      Mr. Claudio Sonder, Chairman of the Board of Management of Celanese AG, is a member of the Supervisory Board of Dresdner Bank Lateinamerika AG.

      With respect to those members of the Supervisory Board who have resigned from office as of the close of May 7, 2004, the following is stated: Dr. Guenter Metz is, among others, a member of the Supervisory Board of Zuerich Beteiligungs AG (Deutschland). Dr. Joannes C. M. Hovers is, among others, a member of the Supervisory Board of De Nederlandsche Bank N.V. Mr. Kendrick R. Wilson III is Vice Chairman Investment Banking at Goldman Sachs & Co. With respect to those members of the Supervisory Board who have been proposed for election and the judicial appointment of which has already been applied for, we state the following: Dr. Bernd Thiemann is, among others, Vice Chairman of the Supervisory Board of M.M. Warburg & Co. KGaA Holding, Hamburg, Member of the Supervisory Board of M.M. Warburg Bank KGaA, Hamburg, Member of the Supervisory Board of Bankhaus Hallbaum AG & Co., Hannover.

      As part of demerging the industrial chemicals activities from Hoechst AG to Celanese AG, a redistribution was conducted in October 1999. This redistribution served to facilitate matching supply and demand for future Celanese shares. The following

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      institutions were members of the bank consortium that managed the redistribution: Credit Suisse First Boston, Dresdner Kleinwort Benson (today known as Dresdner Kleinwort Wasserstein), Bayerische Landesbank, Deutsche Bank, DG Bank (today known as DZ BANK), Goldman Sachs, JP Morgan (today known as J.P. Morgan Chase) and Landesbank Hessen-Thueringen.


Conditions  for  Attending  the  Annual  General  Meeting  and
Exercising Voting Rights

To attend the Annual General Meeting and to exercise voting rights either personally or by an authorized representative, shareholders are required under sect. 13 of the Articles of Association to be registered in the share register of the Company on the day of the Annual General Meeting and to have registered with the Company by Friday, June 11, 2004, at the latest.

The Company will provide the shareholders registered in the share register with the items on the agenda for this year's Annual General Meeting as well as with a registration form and an authorization form.

We ask the shareholders registered in the German part of the share register to submit their registration to one of the following addresses:

By post:
               Celanese AG
               Aktionaersservice
               c/o registrar services GmbH
               PO Box
               D-60630 Frankfurt am Main
               Germany

By fax:

               + 49 (0) 1805/40 49 81

Via the Internet:

               www.celanese.com/hv

We ask the shareholders registered in the US part of the share register to submit their registration to one of the following addresses:

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By post:
               Mellon Investor Services, L.L.C.
               PO Box 3671, South Hackensack
               NJ 07606-9371, USA

By fax:
               + 1 201 296 41 42

Via the Internet
               www.celanese.com/hv

The respective address for registration relevant for each individual shareholder is specified in the documents to be sent to the shareholders.

Shareholders registered in the share register can also exercise their voting rights by proxy, e.g. through a credit institute or a shareholders' association. In this case, such proxy must be registered on time for attendance. The persons entitled to attend will receive entry cards. If neither a credit institute nor a shareholders' association is to act as proxy, power of attorney can be granted in the following manner also by using electronic media or by telefax: Registered shareholders may grant a proxy to other persons by ordering admission tickets electronically at the above internet address as specified in the documents to be sent to the shareholders. A proxy may further be granted by ordering an admission ticket for the proxy at the above fax number as specified in the documents to be sent to the shareholders.

In addition, we offer to those shareholders who cannot participate personally to be represented in accordance with their instructions by proxies named by the Company. These proxies are employees of the Company and are authorized by the shareholders to exercise voting rights in accordance with the shareholders' instructions as to the items on the agenda. The authorization and the instructions concerning the vote can be transmitted, by the end of June 11, 2004, in writing, by fax or via the Internet, in each case at the above mailing address, fax number or internet address as specified in the documents to be sent to the shareholders.

The details regarding registration and authorization are explained in the documents to be sent to the shareholders. We apologize for any inconvenience caused by the fact that this year we do not provide our shareholders with the opportunity to issue instructions to the proxies named by the Company until the end of the general debate but instead only until the expiry of the registration period by the end of June 11, 2004. Hence, it is also not intended to transmit the Annual General Meeting via the Internet.

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In case you would like to exercise your right as a registered shareholder to make countermotions and election proposals before the date of the Annual General Meeting, countermotions and election proposals must be exclusively addressed to the following address:

      Celanese AG
      Corporate Secretary
      Frankfurter Strasse 111
      D-61476 Kronberg im Taunus
      Germany

      Fax:  +49 (0)69-305-36780

      or by e-mail to: HV2004@celanese.com


Kronberg im Taunus, in May 2004

                                   Celanese AG
                             The Board of Management

                ------------------------------------------------

            This document constitutes a translation of the authentic
             German version. In case of any discrepancies the German
                         version shall be authoritative.